Suzanne Sawochka Hooper (650) 843-5180 hooperss@cooley.com	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

August 7, 2008

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Exelixis, Inc. in connection with the Registration Statement on Form S-1 (File No. 333-152166)

Attn:	Ms. Song P. Brandon
Mr. Jeffrey P. Riedler

RE:	Exelixis, Inc.
Form S-1 Registration Statement
File No. 333-152166

Ladies and Gentleman:

On behalf of Exelixis, Inc. (the “Company”), we are transmitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the letter dated July 31, 2008 (the “Comment Letter”) received from the Commission with respect to the Company’s Registration Statement on Form S-1, File No. 333-152166 (the “Registration Statement”). Set forth below is the Company’s response to the Staff’s comment included in the Comment Letter (the “Comment”). For the Staff’s convenience, the Comment has been reproduced below.

We have received your counsel’s July 25, 2008 letter regarding the above-captioned matter and responses to our comments. With regard to your response to our comment 1, we note that of the total amount you are registering in the Form S-1, 100,000 of the shares represent common stock issuable upon any occurrences of “Events of Default” related to the facility agreement and 8,891,776 shares represent common stock issuable at the company’s option pursuant to the facility agreement. Because those shares are not currently outstanding, it does not appear registration of those shares is appropriate at this time. Please provide us with a detailed analysis as to why you believe registration of those shares is appropriate. In your analysis, please provide additional disclosure on what you mean by “Events of Default”. In the alternative, please remove the shares from the registration statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission August 7, 2008 Page Two	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Exelixis, Inc. in connection with the Registration Statement on Form S-1 (File No. 333-152166)

The Company advises the Staff that the 100,000 shares of common stock referred to in the Comment Letter (the “Failure Payment Shares”) are issuable pursuant to already outstanding warrants that were issued in June 2008 (the “June Warrants”) pursuant to the execution of the Facility Agreement (the “Facility Agreement”) between the Company and the selling stockholders named in the Registration Statement (the “Selling Stockholders”). The Failure Payment Shares are issuable with respect to the June Warrants upon any occurrences of “Events of Failure” which include the following: (i) the Company fails to use its reasonable best efforts to deliver the shares issuable upon exercise of the June Warrants to the Selling Stockholders in accordance with the terms of the Facility Agreement; (ii) the Company fails to use its reasonable best efforts to issue the June Warrants and/or shares issuable upon exercise of the June Warrants without a restrictive legend, or fails to use its reasonable best efforts to remove a restrictive legend, when and as required under the Facility Agreement; (iii) the Company fails to use its reasonable best efforts to deliver a warrant in connection with a transfer of the June Warrants by the Selling Stockholders in accordance with the terms of the Facility Agreement; and (iv) the Company fails to comply with its obligations to register the shares of Registrable Securities as set forth in the June Warrants.

The Failure Payment Shares represent the Company’s estimate that it could be required to issue Failure Payment Shares in the amount of 10% of the 1,000,000 shares of common stock issuable upon exercise of the June Warrants. This estimate is based on the estimate of potential Failure Payment Shares agreed between the Company and the Selling Stockholders when calculating the maximum number of shares that are issuable in connection with the transaction contemplated by the Facility Agreement as a whole.

For the reasons stated below, the Company believes that registration at this time of the Failure Payment Shares and the 8,891,776 shares of common stock issuable at the Company’s option in repayment of amounts drawn under the Facility Agreement, subject to the terms of the Facility Agreement (the “Repayment Shares”), is permissible.

Analysis

Rule 152 under the Securities Act of 1933, as amended, states that “transactions by an issuer not involving a public offering” in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering. In Black Box Inc. (avail. June 26, 1990), the Staff explained that for purposes of Rule 152, a private placement is deemed completed not when the securities are actually issued, but instead upon the investors’ commitment to purchase or accept the securities, subject only to conditions that are not within the investors’ control so that there are no further investment decisions. Thus, for purposes of Rule 152, a private placement is deemed to be consummated upon the execution of a purchase agreement if the purchaser’s obligation with respect to the securities is subject only to conditions outside of the purchaser’s control.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission August 7, 2008 Page Three	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Exelixis, Inc. in connection with the Registration Statement on Form S-1 (File No. 333-152166)

The Failure Payment Shares. The Failure Payment Shares are issuable with respect to the June Warrants issued in a private placement completed in June 2008. Thus, the Company believes that registration at this time of the resale of the Failure Payment Shares is permissible.

Repayment Shares. The Facility Agreement permits the Company to repay amounts drawn under the Facility Agreement with Repayment Shares, and commits the Selling Stockholders to accept such shares, subject to the terms and conditions of the Facility Agreement described below.

At any time between the close of regular trading hours on any trading day and two hours prior to the opening of regular trading hours for shares of common stock on the principal trading market or quotation system for shares of common stock (the “Principal Market”) on the immediately following trading day, the Company may deliver notice to the Selling Stockholders (the “Share Payment Notice”) of its intention to issue Repayment Shares. The Share Payment Notice is irrevocable and must specify the aggregate amount of principal and interest under the “Loan” (as defined in the Facility Agreement) that the Company intends to satisfy by issuing Repayment Shares to the Selling Stockholders during the Issuance Period (as defined below)(the “Share Issuance Amount”) and the [ * ] for the Repayment Shares. The Company is required to file with the Commission a Current Report on Form 8-K disclosing its delivery of a Share Repayment Notice not later than 8:35 a.m., New York City Time, [ * ]. The “Issuance Period” commences on the later of (1) the next full trading day following delivery of the Share Payment Notice (it being understood that if a Share Payment Notice is delivered prior to regular trading hours on a trading day, the Issuance Period commences on such trading day) and (2) the next trading day following the filing of the Form 8-K (it being understood that if the Form 8-K is filed by 8:35 a.m., New York City time, on a trading day, the Issuance Period commences on such trading day), and ends at the completion of the tenth trading day (including the initial trading day).

[ * ]

Following any Share Payment Notice, the Company may not deliver a subsequent Share Payment Notice until the date following the earlier of (i) the Share Payment Closing Date following which the Share Issuance Amount specified in the immediately prior Share Payment Notice has been fully satisfied and (ii) the expiration of the applicable Issuance Period related to the prior Share Payment Notice.

No Repayment Shares may be issued to the extent that the number of Repayment Shares so issued, together with the number of other shares of the Company’s common stock beneficially owned by the Selling Stockholders and their affiliates and any other persons or entities whose beneficial ownership of the Company’s common stock would be aggregated with the Selling Stockholders (other than with respect to specified convertible securities), would exceed 9.98% of the total number of shares of the Company’s common stock then issued and outstanding (the “Ownership Limit”); provided however, that the Selling Stockholders must, [ * ]

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission August 7, 2008 Page Four	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Exelixis, Inc. in connection with the Registration Statement on Form S-1 (File No. 333-152166)

The Selling Stockholders became obligated, upon executing and delivering the Facility Agreement in June 2008 and without any further investment decision with respect to the Repayment Shares, to accept the Repayment Shares in repayment of amounts due under the Facility Agreement on the terms of the Facility Agreement. For this reason, the Company believes that the private placement of the Repayment Shares was completed under Black Box Inc. and Rule 152 in June 2008 when the Facility Agreement was executed and delivered and, thus, that registration at this time of the resale of the Repayment Shares is permissible.

Confidential Treatment Request

In addition, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain provisions of this letter, marked by brackets, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that the Company will be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone Suzanne Sawochka Hooper, Esq. of Cooley Godward Kronish LLP at (650) 843-5180 rather than rely upon the United States mail for such notice. The address for Suzanne Sawochka Hooper, the responsible representative, is Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155.

Please do not hesitate to contact me at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Best regards,

/s/ Suzanne Sawochka Hooper
Suzanne Sawochka Hooper

cc:	James B. Bucher, Esq., Exelixis, Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83